

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



Randers, 4 August 2006
Stock exchange announcement No. 37/2006

Vestas receives order for 30 units of V80-1.8 MW wind turbines in Canada

The Vestas Group has received an order for 30 units of the V80-1.8 MW wind turbine for the Kettles Hill project near Pincher Creek, Alberta. The wind turbines are part of an expansion phase of the Kettles Hill project, where Vestas has already installed five V80-1.8 MW wind turbines that have been in commercial operation since March this year. The wind power plant will be owned by Kettles Hill Wind Energy Inc., which is a company controlled by Creststreet Kettles Hill Windpower LP of Toronto, Ontario.

Vestas will supply and commission the wind turbines for the project, as well as provide maintenance and service support for a five-year period. Shipment of the wind turbines will begin in late 2006.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 29/2006 of 16 May 2006.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, Oregon, telephone +1 503 830 5000 after 3 p.m. (CET).

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S